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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 4)

                                  PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                            ------------------------
                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                                CSX CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                        SERIES A ESOP CONVERTIBLE JUNIOR
                       PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  MARK G. ARON
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                WITH A COPY TO:

                                PAMELA S. SEYMON
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
                            ------------------------
                           CALCULATION OF FILING FEE
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
     TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
---------------------------------      ---------------------------------
         $1,964,613,640                            $392,923

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 17,860,124 Shares of Common Stock, par value
   $1.00 per share, or Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc. at $110.00 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Green Acquisition Corp. for such number of Shares.
                            ------------------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                 $330,413
Form or Registration No.:               Schedule 14A
Filing Party:                           CSX Corporation and
                                        Green Acquisition Corp.
Date Filed:                             October 16, 1996

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

     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 16, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 6, 1996 (the "Supplement"), and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $110 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby amended and supplemented by reference to the Introduction and Sections 1 and 3 of the Supplement, which Introduction and Section are incorporated herein by reference.

     Item 1(c) is hereby amended and supplemented by reference to Section 2 of the Supplement, which Section is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) is hereby amended and supplemented by reference to Section 5 of the Supplement, which Section is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a)-(b) is hereby amended and supplemented by reference to Section 4 of the Supplement, which Section is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended and supplemented by reference to Section 7 of the Supplement, which Section is incorporated by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(b)-(c), (e) is hereby amended and supplemented by reference to
Section 8 of the Supplement, which Section is incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase, dated October 16, 1996.*
(a)(2)    Letter of Transmittal.*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.*
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)    Text of Press Release issued by Parent on October 15, 1996.*
(a)(8)    Form of Summary Advertisement, dated October 16, 1996.*
(a)(9)    Text of Press Release issued by Parent on October 22, 1996*
(a)(10)   Text of Press Release issued by Parent on October 23, 1996.*
(a)(11)   Text of Press Release issued by Parent on October 30, 1996.*
(a)(12)   Text of Press Release issued by Parent on November 3, 1996.
(a)(13)   Supplement to Offer to Purchase, dated November 6, 1996.
(a)(14)   Revised Letter of Transmittal.
(a)(15)   Revised Notice of Guaranteed Delivery.
(a)(16)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(17)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
(a)(18)   Text of Press Release issued by Parent and the Company on November 6, 1996.
(b)(1)    Commitment Letter, dated October 21, 1996.*
(c)(1)    Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company.*
(c)(2)    Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the
          Company.*
(c)(3)    Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the
          Company.*
(c)(4)    Form of Voting Trust Agreement.*
(c)(5)    Complaint in Norfolk Southern Corporation, et al. v. Conrail Inc., et al., No. 96-CV-7167,
          filed on October 23, 1996.*
(c)(6)    First Amended Complaint in Norfolk Southern Corporation, et al. v. Conrail Inc., et al., No.
          96-CV-7167, filed on October 30, 1996.*
(c)(7)    First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among
          Parent, Purchaser and the Company.

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* Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      CSX CORPORATION

                                      By: /s/  MARK G. ARON

                                        ----------------------------------------
                                        Name: Mark G. Aron
                                        Title: Executive Vice President -- Law
                                          and Public Affairs

Dated:  November 6, 1996

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      GREEN ACQUISITION CORP.

                                      By: /s/  MARK G. ARON

                                        ----------------------------------------
                                        Name: Mark G. Aron
                                        Title: General Counsel and Secretary

Dated:  November 6, 1996

                                  EXIBIT INDEX

EXHIBIT
  NO.                                DESCRIPTION OF EXHIBITS
--------  ------------------------------------------------------------------------------
(a)(1)    Offer to Purchase, dated October 16, 1996.*
(a)(2)    Letter of Transmittal.*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees.*
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.*
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
          Form W-9.*
(a)(7)    Text of Press Release issued by Parent on October 15, 1996.*
(a)(8)    Form of Summary Advertisement, dated October 16, 1996.*
(a)(9)    Text of Press Release issued by Parent on October 22, 1996*
(a)(10)   Text of Press Release issued by Parent on October 23, 1996.*
(a)(11)   Text of Press Release issued by Parent on October 30, 1996.*
(a)(12)   Text of Press Release issued by Parent on November 3, 1996.
(a)(13)   Supplement to Offer to Purchase, dated November 6, 1996.
(a)(14)   Revised Letter of Transmittal.
(a)(15)   Revised Notice of Guaranteed Delivery.
(a)(16)   Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
(a)(17)   Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(18)   Text of Press Release issued by Parent and the Company on November 6, 1996.
(b)(1)    Commitment Letter, dated October 21, 1996.*
(c)(1)    Agreement and Plan of Merger, dated as of October 14, 1996, by and among
          Parent, Purchaser and the Company.*
(c)(2)    Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company.*
(c)(3)    Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company.*
(c)(4)    Form of Voting Trust Agreement.*
(c)(5)    Complaint in Norfolk Southern Corporation, et al. v. Conrail Inc., et al., No.
          96-CV-7167, filed on October 23, 1996.*
(c)(6)    First Amended Complaint in Norfolk Southern Corporation, et al. v. Conrail
          Inc., et al., No. 96-CV-7167, filed on October 30, 1996.*
(c)(7)    First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company.

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* Previously filed.